Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Six Months Ended	Year Ended December 31,
	June 30,
	2003	2002	2001	2000	1999	1998

		(dollars in thousands, except ratios)
Income (loss) before income taxes and cumulative effect of change in accounting principle, but after minority interest	$244,759	$259,184	$(148,207)	$38,689	$(79,814)	$64,225
Add:
Portion of rents representative of the interest factor	2,931	5,862	6,007	5,527	5,370	4,698
Interest expense	25,368	45,475	45,719	47,596	50,801	48,819

Income as adjusted	$273,058	$310,521	$(96,481)	$91,812	$(23,643)	$117,742

Fixed charges:
Interest expense	$25,368	$45,475	$45,719	$47,596	$50,801	$48,819
Preferred dividends	0	0	0	0	497	8,268
Portion of rents representative of the interest factor	2,931	5,862	6,007	5,527	5,370	4,698

Total	$28,299	$51,337	$51,726	$53,123	$56,668	$61,785

Ratio of Earnings to Fixed Charges	9.6	6.0	N/A	1.7	N/A	2.2

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	9.6	6.0	N/A	1.7	N/A	1.9